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                                                                    Exhibit 12.1



               Computation of Ratio of Earnings to Fixed Charges
                                (In thousands)

                                                                        Pro Forma
                                                                       as Adjusted
                                         1995      1996       1997         1997
                                         ----      ----       ----         ----
Net loss                                $(645)   $(2,016)   $(8,461)     $(26,961)

Fixed charges:
  Interest expense and amortization
   of deferred debt issuance costs        205      1,252      7,151        24,787
Rentals:
  Buildings                                10         32         62            62
  Land                                     29        124        427           427
                                        -----    -------    -------      --------

  Total fixed charges                     244      1,408      7,640        25,276
                                        -----    -------    -------      --------
Net loss before interest and
  fixed charges                         $(401)   $  (608)   $  (821)     $ (1,685)
                                        =====    =======    =======      ========

Ratio of earnings to fixed
  charges                                  (a)        (a)        (a)           (a)
                                           ===        ===        ===           ===

(a) As a result of the loss incurred in 1995, 1996 and 1997, the Company was unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $645, $2,016, $8,461, and $26,961 in 1995, 1996, 1997, and 1997 Pro
Forma as Adjusted.



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